UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

TRUETIME INC.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
-----------------------------------------------------------

89786810
(CUSIP Number)
-----------------------------------------------------------

December 31, 1999
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

Cusip 89786810
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/  See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power           375,000
Shares Bene-    6.  Shared Voting Power             700
ficially        7.  Sole Dispositive Power      375,700
Owned by Each   8.  Shared Dispositive Power    _______
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
375,700 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
6.8%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK  See Item 3 of attached schedule.
-----------------------------------------------------------

* UBS AG disclaims beneficial ownership of such securities.

Page 2 of 4 pages

Cusip 89786810
-----------------------------------------------------------

Item 1(a).  Name of Issuer:
TRUETIME INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
2835 Duke Count
Santa Rosa, CA  95407
-----------------------------------------------------------

Item 2(a) Name of Persons Filing:
UBS AG ("UBSAG").
Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
89786810
-----------------------------------------------------------

Item 3.  Type of Person Filing:
UBS AG is classified as a Bank as defined in section 3(a)(6)
of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
-----------------------------------------------------------

Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------

Page 3 of 4 pages

Cusip 89786810
-----------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
Accounts managed under discretionary basis by UBS AG have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account holds more than 5% of outstanding Common Stock.
-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:
Not Applicable
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:
Not Applicable
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:
Not Applicable
-----------------------------------------------------------

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
-----------------------------------------------------------

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

UBS AG

By:  /s/ Robert C. Dinerstein      By:/s/Robert B. Mills
         Robert C. Dinerstein            Robert B. Mills
         Managing Director               Managing Director

-----------------------------------------------------------

Page 4 of 4 pages